Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Plan Committee
Liberty Media 401(k) Savings Plan:
We consent to the incorporation by reference in the registration statements (Nos. 333‑176989 and 333-183253) on Form S‑8 of Liberty Interactive Corporation and (Nos. 333‑178420 and 333-185987) on Form S-8 of Liberty Media Corporation of our report dated June 19, 2014, with respect to the statements of net assets available for benefits of the Liberty Media 401(k) Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedules, Schedule G, Part III - Schedule of Nonexempt Transactions for the year ended December 31, 2013 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013, which report appears in the December 31, 2013 Annual Report on Form 11‑K of the Liberty Media 401(k) Savings Plan.

/s/ KPMG LLP
Denver, Colorado
June 19, 2014